Fronteer Development Group Inc.

AĞI DAĞI GOLD PROPERTY,

ÇANAKKALE PROVINCE, TURKEY

August 31, 2004

Fronteer Development Group Inc.

R.K. Valenta, Ph.D., P.Geo.

AGI DAGI GOLD PROPERTY, CANAKKALE PROVINCE,
TURKEY

Latitude:

39o 59' North

Longitude: 26o 51' East

prepared for

FRONTEER DEVELOPMENT GROUP INC.

Suite 1640

1066 West Hastings Street

Vancouver, British Columbia

V6E 3X1

by

Richard D. Hall, Ph.D., P. Eng.

and

Richard K. Valenta, Ph.D., P. Geo.

August 31, 2004

	2.0 TABLE OF CONTENTS
Section Title		Page
1.0	Title Page
2.0	Table of Contents
3.0	Summary	1
4.0	Introduction and Terms of Reference	2
5.0	Disclaimer	2
6.0	Property Description and Location	2
7.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography	7
8.0	History of the Agi Dagi Property 8.1 Early Activities 8.2 1996-1998 Exploration Programs of Cominco Mandencilik Sanayi A.S. 8.3 1998 Historical Resource Estimate for the Babi Dagi Zone	7
9.0	Geological Setting 9.1 Regional Geology 9.2 Local Geology 9.3 Property Geology	10
10.0	Deposit Types	14
11.0	Mineralisation	14
12.0	Exploration by Fronteer Development Group Inc.	15
13.0	Surface Diamond Drilling Programs	16
14.0	Sampling Method and Approach	16
15.0	Sample Preparation, Analyses and Security	16
16.0	Data Verification	17
17.0	Adjacent Properties	17
18.0	Mineral Processing and Metallurgical Testing	17
19.0	Mineral Resource and Mineral Reserve Estimates	17
20.0	Other Relevant Data and Information	23
21.0	Interpretation and Conclusions	23
22.0	Recommendations	23
23.0	References	26

LIST OF TABLES

Table 1 Table 2 Table 3 Table 4

Agi Dagi Gold Property - Mineral Tenure

Agi Dagi Gold Property - Historical Mineral Resource Summary;

after (A.N. Samis, 1998)

Agi Dagi Gold Property - Summary of Drill Hole Intercepts

Proposed Budget, 4004 Agi Dagi Gold Project of Fronteer

Development Group Inc.

LIST OF FIGURES

			Page 4 18 19 25 Page
Figure	1	Agi Dagi Gold Property - Location Plan	5
Figure	2	Agi Dagi Gold Property - Mineral Tenure Plan	6
Figure	3	Agi Dagi Gold Property – Composite Plan of Resistivity and Gold Anomalies in Soils	9
Figure	4	Geology of the Biga Peninsula, Turkey	11
Figure	5	Gold Prospects in the Biga Peninsula, Turkey	12
Figure	6	Agi Dagi Gold Property - Property Geology and Drill Hole Plan	13
Figure	7	Agi Dagi Gold Property - Babi Dagi Zone- Drill Hole Plan	20
Figure	8	Agi Dagi Gold Property - Babi Dagi Zone - Drill Hole Section 125E (AA', looking 060°)	21
Figure	9	Agi Dagi Gold Property – Babi Dagi Zone – Drill Hole Section 125S, (BB', looking 330°)	21

LIST OF APPENDICES

Appendix I	Certification forms
Appendix II	Agi Dagi Gold Property – List of Drill Holes

3.0    SUMMARY

The Agi Dagi (pronounced Ah-Dah) gold property is located about 50 kilometres southeast of Canakkale near the town of Can on the Biga Peninsula, Northwestern Turkey. The property consists of 7,541 hectares of mineral tenure in 7 licenses. The Agi Dagi property is a large, high sulfidation, epithermal gold system, with a supergene oxidized and gold mineralized cap rock of silica alteration that measures 4 kilometres by 1.5 kilometres in size. Mineralisation is hosted in a northeast trending and flat lying sequence of Tertiary volcanic rocks within the Biga Gold Belt.

During the period 1996 to 1998 Cominco Madencilik Sanayi A.S. drilled 8,150 metres in 74 shallow, vertical holes on the Agi Dagi property. About 90% of the metres drilled were reverse circulation drilling. A historical oxide mineral resource of 11.3 million tonnes of 1.2 g/T gold in a block approximately 400 by 400 metres in dimensions named the Babi Dagi zone was outlined by 21 of 38 holes drilled in the southwest corner of the property. The best result obtained was in vertical, reverse circulation drill hole A-50 which intersected 57.0 metres of 2.11 g/T gold from 6.0 to 63.0 metres. The best result obtained in a diamond drill holes was 2.30 g/T gold over 34.4 metres from 0.0 to 34.4 metres in vertical hole AD-15. The geometry of significant mineralisation outlined in the Babi Dagi zone has been interpreted as subhorizontal but some gold occurs at depth within subvertical stockworks. Preliminary metallurgical studies including bottle roll and column tests indicated gold recoveries greater than 93 percent.

The exploration potential of the property is in expanding the historical resource northeast along the top of a ridge between the Babi Dagi and Deli Dagi zones of gold mineralisation which are separated by a distance of 3 kilometres and in expanding the historical resource to depth by locating feeder structures to the mineralized siliceous cap rock. Fifteen widely spaced holes drilled along this ridge in during 1997 and 1998 contained anomalous gold values.

4.0    INTRODUCTION AND TERMS OF REFERENCE

The purpose of this report is to provide supporting technical documentation for a material change in the affairs of Fronteer Development Group Inc. as disclosed in the Fronteer Development Group Inc. 2003 Annual Report and in News Release 04-22 on August 6, 2004: Fronteer Begins 6,000 Metre Drill Program in Turkey. The August 6, 2004 News Release 04-24: Fronteer Clarifies Historical Nature of Resource on Agi Dagi Project, Turkey is relevant to these disclosures.

The author is a qualified person but not an independent person with respect to the business activities of Fronteer Development Group Inc.

5.0    DISCLAIMER

Although Rick Valenta has visited the Agi Dagi property and other gold prospects in the Biga Gold Belt, the information presented here is based on exploration records of Cominco Madencilik Sanayi A.S., formerly a subsidiary of Cominco Limited. The licences for the Agi Dagi property are currently held by Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S., a subsidiary of Teck Cominco Limited.

6.0    PROPERTY DESCRIPTION AND LOCATION

The Agi Dagi gold property is located at the town of Can about 50 kilometres southeast of Canakkale, in Canakkale Province of Northwestern Turkey (Figure 1). The property consists of a total of 7,340 hectares of mineral tenure in 7 contiguous licences (Table 1) covering a prominent ridge with 900 metres of relief. A 2% Net Smelter Return Royalty in favour of Tiiprag Metal Madencilik Sanayi ve Ticaret Limited Sirketi (a subsidiary of Eldorado Gold Corporation) is registered against the property.

On April 27, 2004, Fronteer Develoment Group Inc. entered into an option agreement with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (Teck Cominco Limited) to acquire 100% interest in the Agi Dagi property. A total of 300,000 shares of Fronteer Development Group Inc. were issued to Teck Cominco Limited on signing of this agreement.

Obligations of Fronteer related to the April 27th, 2004 acquisition agreement included the following:

1.

exploration expenditures of $(US) 5 million over a period of 4 years and including a minimum expenditure of one million dollars in the first year

2.

the issue of an additional 350,000 shares of Fronteer Development Group Inc. to Teck Cominco Limited over a period of 4 years

3.

after earning 100% interest in the property, a Net Smelter Return Royalty of 1% in favour of Teck Cominco Limited; this royalty is extinguished if and when Teck Cominco Limited earns back a 60 % interest in the project

4.

either a production bonus of $(US) 10 per ounce of gold, payable to Teck Cominco Limited within sixty days following commencement of commercial production, up to a maximum of 600,000 ounces or a Net Smelter Return Royalty of 1% on these ounces but not both; this production bonus is extinguished if and when Teck Cominco Limited earns back a 60% interest in the property

Teck Cominco Limited can elect to retain a 60% interest in the Agi Dagi property at any time prior to Fronteer earning 100% interest in the property by spending the greater of

a)

two times total expenditures accrued by Fronteer at the time Teck Cominco Limited elects to participate in the project

b)

$(US) 5.0 million

at a minimum rate of 50% per year for two years.

Up to 60 days after Fronteer earns its 100% interest, Teck Cominco Limited can elect to earn a 60% interest in the Agi Dagi property by spending $(US) 10 million over two years and completing a final feasibility study within 5 years. Teck Cominco Limited can also earn an additional 10% interest in the property by arranging project financing on behalf of Fronteer Development Group Inc. in the amount of 30% of the capital costs of production.

Table 1. Agi Dagi Gold Property - Mineral Tenure

Province	Property	Registration No.	Hectares	Exploration Licence No. AR	Pre-operation Licence No. ONIR	Gold Operation Permit Licence No. IR	Licence Application Date	Licence Valid Until
				(30 month)	(3 year term)	(10 year term)
Canakkale	Can	35987	1,616.43			6767	14/11/2001	IR; 06/02/2011
Canakkale	Can-Bardakcilar	67874	1,333.81			7543	18/12/2003	IR; 18/12/2013
Canakkale	Merkez	46591	119.45		9095		19/11/2001	ONIR; 19/11/2004
Canakkale	can-Sogutalani	28255	395.81			6404	20/04/2000	IR; 20/4/2010
Canakkale	Can	40912	2,288.72			6466	25/07/2000	IR; 25/07/2010
Canakkale	Can-Tepekoy	58379	1,498.11	81309			19/04/2002	AR; 19/10/2004
Canakkale	Bayramic-Karakoy-Antasi	61832	288.37	84287			19/11/2002	AR; 19/5/2005

AGI DAGI
Turkey
Black Sea
Sea of Marmara
Aegean Sea
Mediterranean Sea
Gulf of Antalya
Bulgaria
Greece
Georgia
Armenia
Iran
Iraq
Syria
Cyprus
ANKARA
İSTANBUL
İZMIR
ÇANAKKALE
BALIKESIR
BURSA
Ezine
Eceabat
Dardanelles
Bandırma
KONYA
ADANA
ANTALYA
SAMSUN
TRABZON
ERZURUM
SIVAS
KAYSERI
MALATYA
DIYARBAKIR
VAN
Lake Van
Euphrates
Tigris
NICOSIA
Mount Ararat 5166 m
TBILISI
YEREVAN
Aleppo
Mosul

	International boundary
★	National capital
⊙	Province capital
	Railroad
	Expressway
	Road

SCALE 1:7,030,000

0 50 100 150 200 Kilometers

0 50 100 150 200 Miles

Lambert Conformal Conic Projection, standard parallels 12°N and 38°N

Fronteer Development Group Inc.

27/8/2004	Agi Dagi Gold Property Location Map
RKV	
Office: Vancouver	
Figure 1.	
Scale: 1:7,030,000

H17c3
H18d4
H18d3
AR-81309
HALILAĞA
BARDAKÇILAR
OZANCIK
EKTAYLA
ZEYBEKÇAYIRI
AĞIDAĞI
KARAKÖY
IR-7543
IR-6767
IR-6404
IR-6466
ÖNİR-9095
AR-84287
I17b2
I17b3
I18a1
I18a4
I18a2
AREA OF INTEREST
26° 52" 59' E
39° 55" 45' N
27° 07" 01' E
39° 55" 45' N
26° 52" 59' E
39° 50" 22' N
4425000 mN
4420000 mN
4415000 mN
4410000 mN
4405000 mN
Fronteer Development Group Inc.
27/8/2004
RKV
Office: Vancouver
Figure 2.
1:125,000
Agi Dagi Gold Property
Mineral Tenure Plan

7.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY

The Agi Dagi prospect is a prominent topographic high trending in a northeast direction for a distance of 5 kilometres. The elevation of the ridge line varies from greater than 900 metres at the southwest end to about 700 metres at the northeast end. The property can be reached by forestry roads from the town of Can.

The region is well-serviced with electricity, transmission lines and generating facilities. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. The average annual temperature is 17.6 degrees Celcius, and the annual rainfall is approximately 700 millimetres.

8.0    HISTORY OF THE AGI DAGI GOLD PROPERTY

8.1 Early Activities

The Agi Dagi property was acquired in 1990 by Tuprag Metal Madencilik Sanayi Ve Ticaret Limited $irketi, the Turkish subsidiary of Eldorado Gold Corporation (ELD-TSX; EGO-AMEX). Prior to 1996, Tuprag completed stream sediment, soil and rock geochemistry sampling programs, geological mapping at a scale of 1 to 5,000 and an induced polarization survey. A grid with base line oriented 060o and cross-lines separated by 100 metres was used for control.

A resistivity high is associated with a siliceous rock unit forming the top of a northeast – southwest trending hill. The resistivity response is split at the southwest end of the hill and corresponds with separate ridges. Chargeability highs occur marginal to resistivity highs and correspond to a marked increase in iron sulfide content below the surface of oxidation.

8.2 1996-1998 Exploration Programs of Cominco Mandencilik Sanayi A.S.

The property was optioned from Tuprag by Cominco Mandencilik Sanayi A.S. (the Turkish subsidiary of Cominco Limited) in 1995. During the period 1996 to 1998, Cominco Mandencilik Sanayi A.S. spent less than a million dollars Canadian on exploration of the property and drilled 8,150 metres in 74 holes. The project was a joint venture between Cominco Mandencilik Sanayi (75%) and Tuprag (25%).

In 1996, Cominco Mandencilik Sanayi A. S. carried out prospecting, sampling and geological mapping programs at a scale of 1:5,000 over sixteen squares kilometres using extensions to an existing grid for control. Two north-south trending anomalies in soils, about three kilometres apart, were identified. These soil anomalies were tested by 1078 metres of drilling in 10 reverse circulation drill holes (A-1, A-2, A-3 to A-11) and one diamond drill hole (AD-3). Drill holes A-7 and A-9 found significant gold mineralisation.

Zone A (Deli Dagi) was defined by elevated gold and arsenic content in soils over an area 600 by 300 metres in dimensions in the northeast part of the property. The average of 41 rock chip samples from a 200 by 75 metres outcrop within this zone was 1.2 g/T gold. Reverse circulation drill hole A-9 intersected 1.1 g/T gold over 24 metres in Zone A. Zone B (Babi Dagi ) was defined by elevated gold and molybdenum content in soils over an area 1100 by 350 metres in size in the southwest part of the property. Reverse circulation drill hole A-7 intersected 0.8 g/T gold over 33 metres in Zone B. Copper and arsenic anomalies in soils are offset down slope at lower elevation relative to gold anomalies in soils.

During 1997, Cominco Mandencilik Sanayi A.S. completed 5,081 metres of drilling in 46 reverse circulation drill holes and 474.8 metres of drilling in 6 diamond drill holes. Approximately 80 percent of the 1997 drilling was in the Babi Dagi zone and included grid drilling of 22 reverse circulation drill holes on 250 metre centres. The best result was in vertical, reverse circulation drill hole A-50 which intersected 57.0 metres of 2.11 g/T gold from 6.0 to 63.0 metres in the Babi Dagi zone. The best result in a diamond drill holes was 2.30 g/T gold over 34.4 metres from 0.0 to 34.4 metres in vertical hole AD-15 drilled in the Babi Dagi zone.

Cominco Mandencilik Sanayi A.S. completed 1,609 metres of drilling in 11 reverse circulation drill holes during 1998. Four of these were drilled in a fence on the northeast side of the Baba Dagi zone.

8.4 Historical Resource Estimate for the Babi Dagi Zone

A historical, oxide mineral resource of 11.3 million tonnes of 1.2 g/T gold in a block 400 by 400 metres in dimensions named the Babi Dagi zone was outlined by 21 of 38 holes drilled in the southwest corner of the property (see section 19.0).

2004 Drill Target Areas
Deli Dagi area
(Hole A-9 : 36m at 1.07 g/T Au)
Agi Dagi Inferred Resource
(435,000 oz Au)
Area of intersected mineralization
Target region for 2004 Drilling
Au in soils > 40ppb
Resistivity (ohm-m)
24.9 61.9 84.6 110.4 149.2 187.9 234.4 310.3 447.6 660.3 946.0 1506.9 2229.0 3544.3
494000 495000 496000 497000 498000
4416000 4415000 4414000 4413000
Scale 1:25000
250 0 250 500 750
metres
ED50 / UTM zone 35N
Fronteer Development Group Inc.
Agi Dagi Gold Property
Composite Plan of
Resistivity and Gold
Anomalies in Soil

9.0    GEOLOGICAL SETTING

9.1 Regional Geology

Turkey consists of crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia. The Biga Peninsula is located in the western part of the Sakarya tectonic domain which is bounded by the Intra-Pontide suture to the north and the Ismir-Ankara-Erzincan suture to the south. The Biga Peninsula is made up of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata. Exotic blocks of eclogite and blueschist occur in a tectonic m6lange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Kucukkuyu. The Agi Dagi property is located in one of the Tertiary volcanic basins and adjacent to a granodiorite pluton of Oligocene age on the north side of the Kazdag massif (Figure 4).

9.2 Local Geology

The Neogene volcanic rocks north of the Kazdag massif cover an area of approximately 40 kilometres by 40 kilometres. Numerous and large areas of hydrothermal alteration are known in this region and are thought to be related to Neogene volcanism and plutonism. The alteration consists of extensive clay halos to areas of siliceous rocks of various origins and is associated with gold mineralisation. The known epithermal vein prospects occur mainly along the margins of the extensional basin (Figure 5).

9.3 Property Geology

The property is underlain by a flat lying to gently north dipping sequence of Pre-Triassic to Pliocene metamorphic and volcanic strata (Figure 6). The lowermost geological unit is mafic metavolcanic and metasedimentary schists of the Kazdag Group which are part of a pre-Triassic metamorphic complex in fault contact with the younger volcanic sequence. Eocene, porphyritic (feldspar r quartz) intermediate volcanic rocks are well exposed at lower elevations on the north side of Agi Dagi mountain and occur at depth below the gold mineralisation. Intermediate volcanic rocks are overlain by Miocene felsic volcanic rocks consisting of a lower fragmental unit and upper sequence of flows and tuffs.

The dominant east by northeast structural trend documented by geological mapping is oblique to the northeast trend of the ridge. Secondary structural trends are east by northeast and 010o.

Argillic alteration is associated with a north by northeast trending, sill-like body of feldspar + quartz porphyry about 50 metres thick within the Baba Dagi zone. Some granodiorite, probably of Eocene in age, is exposed in the southern part of the property and some Pliocene mafic dykes were also encountered on the property.

Sakarya Zone
Jura. Cret.
Sandstones, limestones
U. Triassic
(Hodul Unit)
Olitostromes
Quartzo-feldsp. clastics
Triassic
Orhanlar greyw.
Permo-Tr.
Nilüfer Unit
Karakaya Complex
Permian
Limestones, shales, sandstones
Devonian
Granitoid
Paleozoic
Gneiss, micaschist, marble
Volcano-sedimentary complex
Neogene deposits
M. Eocene limestones and flysch
Oligo-Miocene granitoid
Peridotite
Faille
50 km
Saros Bay
Sarkoy
N
Karabiga
Bandirma
Canakkale
AGI DAGI
Ezine
Edremit
Küçükkuyu
Lesbos
Bornova Flysch zone
U. Cret-Pal.
Flysch
Triassic-Cret.
Limestones
Fronteer Development Group Inc.
27/8/2004
RKV
Office: Vancouver
Figure 4.
Geology of the Biga Peninsula

N
LEGEND
Intrusive (Granodiorite, Gabbro)
Volcanics (Andesite, Dacite, Rhyolite)
Fault
Boundary
Silicification
Rock Samples >500ppb
Silt Samples >20ppb
DEDEDAGI
BODURLAR
DOGANCILAR
DIKMEN
AKBABA
8MT@ 1.3 g/t Au
KİRAZLI
KARTALDAG
TV TOWER
PIRENTEPE
TEPEKÖY
KOCATARLA
KIZILDAM
T-4
KARINCALI
HALILAGA
AGIDAGI
20MT@ 1 g/t Au
EVCİLER
BAHÇEDERE
ALTINOLUK
AVCILAR
KÜÇÜKDERE
1.5 MT@ 5 g/t Au
Fronteer Development Group Inc.
27/8/2004
RKV
Figure 5.
1:125,000
Gold Propects
Biga Peninsula
Turkey
Projection: Non-Earth (meters)

Andesite
flows/tuff
N
Rhyolite
Silicification
Rhyolite Tuff
Granitic Rocks
Metamorphics
Qtz Feldspar
Porphyry
Calculated Resource Block
+19MT@1,01g/t Au
Feldspar Porphyry
Andesite
Frontier Development Group Inc.
Agi Dagi Gold Property
Property Geology and
Drill Hole Plan

10.0    DEPOSIT TYPES

The principal model for gold mineralisation at the Agi Dagi prospect is a highsulfidation, epithermal gold deposit. Premier examples of this kind of deposit are Yanacocha, Pierina and Alto Chima in Peru. The Kisladag gold deposit (5 million ounces) located in Turkey and owned by Eldorado Gold Corporation is a more conservative example. The Kisladag project may also be a good economic model as it is in the permitting stage and scheduled to begin construction in 2004. Similar epithermal gold deposits with reserves of less than 10 million tonnes grading 1 g/T gold are probably subeconomic.

11.0    MINERALISATION

Gold mineralisation is associated with felsic volcanic rocks of Miocene age and a northeast trending silica cap rock about four kilometres by two kilometers in extent which forms a topographic high 700 to 900 metres in relief. Two zones of gold mineralisation named Baba Dagi and Deli Dagi were identified within the silica cap rock by drilling gold geochemical anomalies in soils. There is evidence for hypogene advanced argillic alteration with high-temperature mineral assemblages including dickite, diaspore, and pyrophyllite peripheral to the silicic alteration.

As the gold mineralization occurs mainly in oxidized rock, the assemblage of primary sulfide minerals associated with gold is unknown but may be inferred from associated molybdenum, arsenic and copper anomalies in soils. The lower limit of oxidation is a concave surface extending to a depth of 100 metres in the Baba Dagi zone and is mainly below the depth of significant gold mineralisation found to date. Supergene enrichment of gold content in oxidized, siliceous alteration has probably occurred. Molybdenum is enriched by a factor of ten in the oxide zone (up to 500 ppm) relative to the sulfide zone (50 ppm).

The gold mineralisation is disseminated and associated with intensely silicified, oxidized and brecciated rocks hosted by a unit thought to be felsic tuff. Crackle breccias are most common in this siliceous alteration. The thickness of the silicified unit is variable ranging from 10 metres in hole A-8 to 200 metres in hole AD-3 but is somewhat conformable to topography.

The better gold mineralisation in the Baba Dagi zone occurs in an oxidized, matrix-supported breccia marked by dark grey, subrounded to angular, siliceous fragments in a matrix of white, “sugary” silica and quartz-filled vugs. However, vuggy textured quartz is not extensively developed. The attitude of the gold mineralisation as interpreted from drilling is relatively flat lying. Some lower grade mineralisation also occurs in oxidized porphyritic andesite below the favourable unit. Weak to well-developed quartz + pyrite veins are present in drill core below and elevation of 800 metres.

Areas of muscovite alteration with some pyrophyllite occurrences were identified by sampling and PIMA analysis at an elevation of 600 to 700 metres on the southeast margin of the Babi Dagi zone. This alteration is associated with copper anomalies in soils and 0.1 to 0.2% copper in some drill holes (e.g. A-40, 41 and 42).

12.0    EXPLORATION BY FRONTEER DEVELOPMENT GROUP INC.

Fronteer Development Group Inc. has committed $(C) one million to exploration of the Agi Dagi property during the period April 27, 2004 to April 27, 2005. Teck Cominco Arama ve Madencilik Sanayhi Ticaret A.S. is the operator of this project by means of a service contract with Fronteer Development Group Inc. Geologists representing Fronteer Development Group are involved in work programs administered by a Fronteer - Teck Cominco technical committee. Results for exploration in 2004 are unavailable at the present time as work is in progress.

13.0    SURFACE DIAMOND DRILLING PROGRAMS

During the period 1996 to 1998 Cominco Madencilik Sanayi A.S. drilled 8,150 metres in 74 shallow, vertical holes on the Agi Dagi property (Figure 6, Appendices II). About 90% of the metres drilled was reverse circulation drilling. The 38 holes on the Babi Dagi zone were drilled on a 62.5 metre by 125 metre grid oriented 060o and 150o Twenty one of these holes had intercepts with greater than 0.5 g/T gold.

Several drill holes intersected relatively shallow (i.e. depth less than 100 metres) intervals of mineralization grading 1 to 2 g/T gold over lengths of several tens of metres. These intervals have been correlated tentatively as subhorizontal zones of mineralisation that extend between holes separated by a distance of 60 metres or more.

Rotary percussion drilling was done with a Tamrock T25 drill and an Ingersoll-Rand TH-10 drill with capabilities of 300 metres and 150 metres penetration, respectively. The Tamrock drill uses bits in the range 5 to 5.75 inches in diameter and the Ingersoll-Rand drill uses bits of 4 to 4.5 inches diameter.

14.0    SAMPLING METHOD AND APPROACH

All of the drill holes on the Agi Dagi property were sampled and assayed continuously. Rotary percussion drill holes were uniformly sampled over intervals of 3 metres. Diamond drill core was sampled using intervals less than 3 metres as required to test material of similar lithology, alteration and/or mineralisation. Diamond drill core was cut lengthwise and one half of the core submitted for assay. The integrity of the drill core has been maintained in storage at Ankara. Rotary percussion chip samples were obtained using either a 24 slot rotary splitter or a one-fourth split for samples from a Gilson-type splitter. The remaining three fourths of the split was stored in Ankara.

Mineral Resource Development, Inc. (MRDI USA) reviewed the quality assurance-quality control protocol for the Agi Dagi project on behalf of Cominco in late 1997. Sampling procedures at rotary percussion drills were found to be adequate and within industry standards. The sample preparation laboratory in Ankara was found to be adequate. The existing quality assurance-quality control program was found to be probably adequate for the initial exploration stage of the project. A protocol for a good quality assurance-quality control program for the Agi Dagi project was also recommended by Mineral Resource Development, Inc.

The sampling procedure reported at the end of 1997 included a duplicate sample and internal standard sample in every group of 25 samples. Precision of duplicate samples containing less than 0.3 g/T gold was poor.

15.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

Preparation of samples was done in a preparation laboratory in Ankara operated by Cominco Madencilik Sanayi A.S. personnel. Sample preparation at this facility included drying in ovens at 80oC, crushing to a size of minus 2 mm in a jaw crusher and homogenization of samples by rotation. A 300 gram sub-sample was split in a Jones-type riffle splitter and the sub-sample dried again prior to pulverizing in a 400 gram ring and puck mill.

Reject material and one pulp-split for samples processed at this facility were store in Ankara. The other pulp-split was shipped to the laboratory of Cominco Explorations Services (currently Teck Cominco Global Discovery Labs) in Vancouver, British Columbia, Canada for assay.

Samples were assayed for gold by the fire assay–AA finish method using 30 grams of material. The pulps for these samples are stored at facilities of Global Discovery Labs in Vancouver. Reject samples and pulp-splits from the Agi Dagi property stored in Ankara were inadvertently destroyed.

16.0    DATA VERIFICATION

No repeat analyses of old pulps, reject samples or quarter-samples of core were made for the purpose of this report.

In 1997, Cominco Madencilik Sanayi A.S. submitted duplicate pulps for 55 samples from rotary percussion hole A-36 to laboratories of the Societe Generale de Surveillance Group in France for check assays. The correlation coefficient for the study was SGS gold assays = 0.995 ERL gold assays. Assay results for the 69 metre interval from 39.0 to 108.0 metres in hole A-36 were 1.06 g/T gold from the Global Discovery Labs as compared to 0.91 g/T gold from the Societe Generale de Surveillance Group.

17.0    ADJACENT PROPERTIES

No information concerning adjacent properties is presented in this report.

18.0    MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical tests including bottle rolls and column tests were completed by Kappes Cassidy & Associates Limited in Reno, Nevada using 9 chip samples from reverse circulation drill holes A-7, A-9, A-20 and A-21. Recoveries better than 93% were obtained from bottle roll tests on the 9 samples using minu 0.15 mm material and a leach time of 2 days. An average rate of recovery greater than 87 % was obtained for 4 composite chip samples using minus 4 mm material, a leach time of 15 to 25 days and a solution to ore ratio of 2:1.

19.0    MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The drill indicated resource estimated for the Babi Dagi zone by Cominco Limited in 1998, using a specific gravity of 2.4 and a cut-off grade of approximately 0.5 grams of gold per tonne, was 11.3 million tonnes grading 1.2 g/T gold (Table 2 and Table 3). An additional 5.8 million tonnes grading 0.77 g/T gold were also inferred.

Continuity of mineralisation on drill sections125E and 250S was demonstrated (Figures 7, 8 and 9). Several holes northeast of the the Babi Dagi zone were not drilled deep enough to test the mineralized zone or to intersect the lower limit of oxidation. Consequently, the Babi Dagi zone is open to the northeast and constrained elsewhere by topography or by the lower limit of oxidation.

Table 2. Agi Dagi Gold Property - Historical Mineral Resource Summary; after A.N. Samis (1998)

Indicated Resource
Section	Zone	Tonnes (x 1000)	Grade (g/T )	No. Holes	% of total tonnes	Contained ounces
0 125E 125E 250E 250E 250E	2 1 2 4 1 2	605 394 4,054 345 2,163 3,751	2.25 0.71 1.49 1.32 0.66 0.99	2 1 6 2 4 5	5.35 3.48 35.84 3.05 19.12 33.16	44,000 9,000 194,000 15,000 46,000 119,000
		11,312	1.17	20	100.00	427,000
Inferred Resource
Section	Zone	Tonnes	Grade	No. Holes	% of total	Contained
		(x 1000)	(g/T )		tonnes	ounces
125W	2	184	1.2	1	1.63	7,000
0	2	2,154	0.69	4	19.04	48,000
0	3	743	0.6	2	6.57	14,000
125E	3	960	0.68	2	16.61	21,000
125E	3	721	1.37	2	12.47	32,000
250E	3	307	0.74	1	5.31	7,000
375E	2	711	0.62	1	12.3	14,000
		5,780	0.77	6	100.00	143,000

Table 3. Agi Dagi Gold Property – Summary of Drill Hole Intercepts in the Babi Dagi zone

Section	Zone	Hole	From	To		Interval	Au g/t	Au*int
125W	2	AD-14	0.6		21	20	1.20	24

0	2	A-57	0		42	42.0	2.20	92.40
0	2	AD-15	0		34.4	34.4	2.30	79.12
	composite					76.4	2.25	171.9
0	2	A-7	33		75	42.0	0.82	34.44
0	2	A-29	51		57	6.0	0.55	3.30
0	2	A-49	24		66	42.0	0.58	24.23
0	2	A-61	42		57	15.0	0.62	9.30
0	2	A-61	69		81	12.0	0.70	8.40
	composite					117.0	0.69	79.67
0	3	A-51	54		72	18.0	0.58	10.44
0	3	A-57				20.0	0.73	14.60
0	3	AD-15	64.5		84.5	20.0	0.50	10.00
	composite					38.0	0.60	25.04

125E	1	A-52	21		42	21.0	0.71	14.9
125E	2	A-21	54		75	21.0	1.57	32.94
125E	2	A-50	6		63	57.0	2.14	121.98
125E	2	A-52				54.0	1.40	75.60
125E	2	A-55	3		12	9.0	0.63	5.67
125E	2	A-58	72		99	27.0	0.97	26.19
125E	2	A-60	51		93	42.0	1.21	50.82
	composite					210.0	1.49	313.20
125E	3	A-58	117		123	6.0	1.07	6.42
125E	3	A-60	99		141	42.0	0.62	26.04
	composite					48.0	0.68	32.46
125E	3	A-50	87		96	9.0	2.46	22.14
125E	3	A-55	54		84	30.0	1.04	31.2
	composite					39.0		53.34

250E	1	A-36				21.0	0.47	9.87
250E	1	A-53	24		66	42.0	0.88	36.96
250E	1	A-54	3		42	39.0	0.53	20.67
250E	1	A-56	21		27	6.0	0.52	3.12
250E	1	A-56	42		48	6.0	0.73	4.38
	composite					114.0	0.66	75.00
250E	2	A-36	84		120	36.0	1.76	63.36
250E	2	A-39				6.0	0.65	3.90
250E	2	A-53	78		90	12.0	0.58	6.96
250E	2	A-53	129		177	48.0	0.82	39.36
250E	2	A-56	131		164	33.0	0.68	22.44
250E	2	A-56	84		117	33.0	0.75	24.75
250E	2	A-59	105		132	27.0	1.16	31.32
	composite					195.0	0.99	192.09
250E	3	A-36	141		150	9.0	0.86	7.74
250E	3	A-54	108		114	6.0	0.56	3.36
	composite					15.0	0.74	11.10
250E	4	A-53	0		6	6.0	1.29	7.74
250E	4	A-56	0		12	12.0	1.34	16.08
	composite					18.0	1.32	23.82

375E	2	A-67				39.0	0.62	24.18

494600 mE
494800 mE
495000 mE
495200 mE
495400 mE
495600 mE
4414000 mN
4413800 mN
4413600 mN
4413400 mN
LEGEND
QFP
Feldspar-Quartz porphyry
Tfqp
Feldspar Porphyritic Andesite
Tr
Fine to medium grained, massive quartz phyric rhyolite
Trt
Rhyolite Breccia, Rhyolite Tuff
Drill Holes
Agi Dagi Resource Area
Road
Trt
Qfp
Tfqp
Tr
A
A'
B
B'
A-33
A-64
A-16
A-62
A-21
A-37
A-66
A-65
A-67
A-30
A-61
A-59
A-35
A-63
A-7
A-60
A-56
A-49
A-58
A-53
AD-14
A-36
A-26
A-29
A-52
A-54
A-46
A-48
A-50
A-25
A-47
A-55
A-57
A-45
AD-15
A-32
A-51
A-27
A-28
A-42
925m
875m
825m
0
200
400
meters
N

Fronteer Development Group Inc.

Agi Dagi Gold Property
Bagi Dagi Zone
Drill Hole Plan

A
A'
A-62
A-21
A-60
A-58
A-52
A-50
A-55
A-55a
0.63g/t
/9m
A-52a'
0.71g/t
/21m
A-52b
0.72g/t
/12m
A-52c
1.96g/t
/33m
2.14g/t
/58m
A-50b
A-50c
2.46g/t
/9m
1.04g/t
/30m
A-55b
1.57g/t
/21m
A-21a
1.21g/t
/42m
A-60a
0.97g/t
/27m
A-58a
1.07g/t
/6m
A-58b
0.62g/t
/42m
A-60b
Brecciated
Tuff
Oxidized Feldspar-Quartz
Porphyry
Feldspar-Quartz Porphyry
Base of Oxidation
159,0m
123,0m
147,0m
135,0m
129,0m
126,0m
135,0m
0
50
100
meters
LEGEND
Agi Dagi Section 125E
Hole ID
High Au(g/t) intercepts, Rock Types
EOH
>1.0 Au(g/t)
0.5 - 1.0 Au(g/t)
0.35 - 0.5 Au(g/t)
0.2 - 0.35 Au(g/t)
TeckCominco
Historical Mineral Resource
Probable Resource
Possible Resource

Fronteer Development Group Inc.

27/8/2004	Agi Dagi Gold Property
RKV	Babi Dagi Zone
Vancouver	Drill Hole Section 125E
Figure 8.	(AA', looking 060')

B
B'
A-67
A-56
A-58
A-29
A-46
1.34g/t
A-56a
0.52g/t
A-56b
0.73g/t
A-56c
0.50g/t
A-46
Brecciated Tuff
A-29
0.55g/t
A-58a
0.97g/t
A-56d
0.68g/t
60
Base of Oxidation
72
81,0m
A-58b
A-56e
1.07g/t
126
0.75g/t
5
108,0m
135,0m
164,0m
0
50
100
meters
Feldspar-Quartz Porphyry

LEGEND

Agi Dagi Section 125S

Hole ID

High Au(g/t) Intercepts, Rock Types

EOH

- >1.0 Au(g/t)
- 0.5 - 1.0 Au(g/t)
- 0.35 - 0.5 Au(g/t)
- 0.2 - 0.35 Au(g/t)

TeckCominco Historical Mineral Resource

- Probable Resource
- Possible Resource

Fronteer Development Group Inc.

27/8/2004	Agi Dagi Gold Property Babi Dagi Zone Drill Hole Section (BB', looking 060')
RKV	
Vancouver	
Figure 9.

20.0    OTHER RELEVANT DATA AND INFORMATION

In Turkey underground resources are subject to the exclusive ownership and disposition of the State and are not considered part of the land where they are located. Under the mining legislation, the state delegates its right to explore and operate mines to individuals or companies for specific periods by issuing licences subject to payment of a royalty to the State.

Certain provisions of Turkish Mining Law were recently amended in 2004. The pre-operation licence provided by the old law was repealed. The basis of royalty payments to the State has been changed to a percentage of total sales. Mining activities conducted within state-owned lands will be subject to an additional 30% royalty.

21.0    INTERPRETATION AND CONCLUSIONS

A high sulfidation, epithermal gold system has been identified on the Agi Dagi property. A grade of about 1 gram of gold per tonne, as estimated from historical resource calculations for the Babi Dagi zone, suggests that the viability of the project is largely dependent on increasing tonnage.

The immediate exploration potential of the property is in expanding the historical resource northeast along the top of the ridge between the Babi Dagi and Deli Dagi zones of gold mineralisation which are separated by a distance of 3 kilometres and in expanding the historical resource to depth by locating feeder structures to the mineralized, siliceous cap rock.

22.0    RECOMMENDATIONS

Recommendations of the Fronteer – Teck Cominco Technical Committee for exploration of the Agi Dagi property included the following:

1.

Conduct a drilling program which steps away from the Babi Dagi (or main zone) and tests targets along strike to the northeast. 2,100 metres of diamond drilling in 11 holes and 5,650 metres of reverse circulation drilling in 19 holes are proposed

The proposed reverse circulation drilling includes 3 holes in the main zone, 12 holes in the saddle area and 4 holes in the Deli Dagi zone. The proposed diamond drilling includes a fence of 5 inclined holes oriented 150o along Line 2000 m N in the northeast portion of the main zone, 3 holes in the saddle area and 3 holes in the Deli Dagi area. Twinning of reverse circulation drill hole A-52 with a diamond drill hole is scheduled.

2.

Carry out additional structural and alteration mapping for the purpose of updating the interpretation of existing drill sections and identifying controls on gold mineralisation

3.

Carry out infill rock, stream-silt and soil geochemistry programs to complete gold and trace element geochemical coverage between the Baba Dagi and Deli Dagi zones

4.

Maintain normal logging procedures including RQD, PIMA, and magnetic susceptibility measurements; continuous sampling of drill holes; adherence to the existing QA/QC (quality assurance – quality control) protocol

5.

Introduce procedures to build a specific gravity data base. Introduce the use of international gold standards as part of the quality assurance protocol.

The proposed budget for the above is presented in Table 4. Respectfully submitted,

‘Richard D. Hall’

‘Rick Valenta’

Richard D. Hall, Ph.D., P. Eng.

Richard K. Valenta, Ph.D., P. Geo. August 31, 2004

23.0    REFERENCES

Albert, T.E. July 12,

1997:

Bottle Roll Leach Tests on Samples from Project T80; Kapes, Cassiday and Associates, Reno, Nevada, 14 pp.

Albert, T.E. August, 26,

1997:

Column Leach Tests; Kapes, Cassiday and Associates, Reno, Nevada, 14 pp.

Albert, T.E. August 6,

1997:

Bottle Roll Leach on Composite of 46210 and 456217; Kapes, Cassiday and Associates, Reno, Nevada; 2 pp.

Eggleston, T. December 10,

1997:

Cominco Ltd. Site Visit, Agi Dagi Project; MRDI, San Mateo, CA, 22 pp.

Granda, A. May 1,

1994:

Tiiprag, Induced Polarization Geophysical Survey in Agi Dagi (Turkey); Madrid; 8 pp.

Okay, A. I., Siyako, M., Burkan, K. A.,

1991:

Geology and Tectonic Evolution of the Biga Peninsula, northwestern Turkey; Bull. Tech. Univ. Istanbul, Vol. 44, p. 191-256.

Samis, A. N. November 27,

1998:

Agi Dagi Resource (Babi Dagi); Cominco File Note; 5 pp.

Yildirim-Ozturk, M and Onder, S. July 16,

2004:

A New Mining Law for Turkey; Mining Journal, London; p. 21-22.

APPENDIX I

Suite 1640 – 1066 West Hastings St, Vancouver V6E 3X1
Tel 604 632 4677 Fax 604 632 4678
rvalenta@fronteergroup.com

CERTIFICATE of AUTHOR I, Richard D. Hall, Ph.D., P. Eng. do hereby certify that:

1.

I am a project geologist employed by:

Fronteer Development Group Inc.

1640-1066 West Hastings Street,

Vancouver, British Columbia, Canada,

V6E 3X1

2.

I graduated with a degree in Geological Engineering from Queen’s University in 1972. In addition, I have obtained a Doctor of Philosophy in Geology from The University of Western Ontario in 1980.

3.

I am a member # 16077 of the Association of Professional Engineers and Geoscientists of British Columbia.

4.

I have worked as a geologist for a total of 32 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report titled

AGI DAGI GOLD PROPERTY, CANAKKALE PROVINCE, TURKEY

and dated August 31, 2004 relating to the Agi Dagi property. I did not visited this property.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101 as I am an employee of the issuer.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of  August, 2004

(as signed and sealed)

Richard D. Hall, Ph.D., P. Eng

APPENDIX I

Suite 1640 – 1066 West Hastings St, Vancouver V6E 3X1
Tel 604 632 4677 Fax 604 632 4678
rvalenta@fronteergroup.com

CERTIFICATE of AUTHOR I, Richard K. Valenta, PhD., P.Geo. do hereby certify that:

1.

I am Vice President Exploration of:

Fronteer Development Group Inc.

1640-1066 West Hastings Street,

Vancouver, British Columbia, Canada,

V6E 3X1

2.

I graduated with a BSc (first class honours) degree in Geology from the University of New Brunswick in 1983. In addition, I have obtained a PhD degree in Geology from the Monash University, Australia in 1989.

3.

I am a member of the Association of Professional Geoscientists of Ontario (#1090), and a Fellow of the Australian Institute of Mining and Metallurgy.

4.

I have worked as a geologist for a total of 21 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of figures 3, 7, 8, and 9 of the technical report titled AGI DAGI GOLD PROPERTY, QANAKKALE PROVINCE, REPUBLIC OF TURKEY and dated 9 September 2004 (the “Technical Report”) relating to the Agi Dagi property. I visited the Agi Dagi property on 22 February 2004 for 1 day. I visited the Agi Dagi property on 8 June 2004 for 3 days.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101. I am an employee of Fronteer Development Group Inc.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 9th Day of September 2004.

Richard K. Valenta

APPENDIX II

Drill Hole Coordinates, Agi Dagi Gold Property, Turkey, Fronteer Development Group Inc.

Drill Hole	Metric Collar (metres)			Inclination (degrees)	Azimuth (degrees)	Length (metres)	Zone	Depth of Oxidation	Note	ID	
	Easting	Northing	Elevation								
A-1	496846.4	4415527	762	-90	0	48	Deli Dagi	47	Abandoned	96RCH-A1	abandoned
A-2	496796.6	4415504	763.27	-90	0	113	Deli Dagi	95	Low-grade	96RCH-A2	
AD-3	496014.6	4414778	915.2	-90	0	200.3		180	Low-grade	96DDH-A3	
A-4	494058.4	4413546	648	-90	0	13		8	Abandoned	96RCH-A4	abandoned
A-5	494074.6	4413567	648.411	-90	0	95	Babi Dagi	12	Barren	96RCH-A5	
A-6	492968.9	4414067	556.25	-90	0	136		41	Barren	96RCH-A6	
A-7	494864	4413765	814.75	-90	0	142.4	Babi Dagi	102	Mineralized	96RCH-A7	
A-8	495266.1	4414417	916.785	-90	0	142		18	Barren	96RCH-A8	
A-9	497383.7	4415445	772.64	-90	0	142	Deli Dagi	54	Mineralized	96RCH-A9	
A-10	493686.2	4414335	658.75	-90	0	33		21	Abandoned	96RCH-A10	
A-11	493486.2	4414528	638.62	-90	0	14		14	Abandoned	96RCH-A11	
AD-12	497393.8	4415496	770.32	-45	100	34.9	Deli Dagi	34.9	Abandoned	97DDH-A12	abandoned
AD-13	497389.1	4415498	770.32	-60	100	85.1	Deli Dagi	57.3	Mineralized	97DDH-A13	
AD-14	494738.3	4413681	798.367	-90	0	100	Deli Dagi	36.6	Mineralized	97DDH-A14	
AD-15	495034.1	4413509	874.567	-90	0	120.4	Babi Dagi	102.4	Mineralized	97DDH-A15	
A-16	494771.9	4413931	788.922	-90	0	120	Babi Dagi	108	Barren	97RCH-A16	
AD-17	494930.9	4414570	862.6	-90	0	113.4		91.1	Low-grade	97DDH-A17	
A-18	494653.3	4414231	895.63	-90	0	66		60	Abandoned	97RCH-A18	
AD-19	497101.1	4415518	752.63	-90	0	21	Deli Dagi	21	Abandoned	97DDH-A19	abandoned
A-20	497419.1	4415694	754.71	-90	0	82.5	Deli Dagi	82.5	Mineralized	97RCH-A20	
A-21	494985.9	4413846	818.14	-90	0	123	Babi Dagi	123	Mineralized	97RCH-A21	
A-22	497108.4	4415515	752.92	-90	0	121.5	Deli Dagi	45	Barren	97RCH-A22	
A-23	495802.5	4415099	818.6	-90	0	108		57	Barren	97RCH-A23	
A-24	495877.4	4414031	808.75	-90	0	120		6	Barren	97RCH-A24	
A-25	494536.4	4413582	748.135	-90	0	60	Babi Dagi	3	Barren	97RCH-A25	
A-26	495204.2	4413670	913.191	-90	0	99	Babi Dagi	_	Mineralized	97RCH-A26	abandoned
A-27	494769.4	4413425	829.87	-90	0	84	Babi Dagi	66	Low-grade	97RCH-A27	
A-28	495111.5	4413330	851.69	-90	0	105	Babi Dagi	_	Low-grade	97RCH-A28	
A-29	494925.2	4413657	832.294	-90	0	108	Babi Dagi	72	Mineralized	97RCH-A29	
A-30	494522.7	4413861	742.935	-90	0	81	Babi Dagi	39	Barren	97RCH-A30	
A-31	495326.7	4413461	891.038	-90	0	75	Babi Dagi	_	Barren	97RCH-A31	abandoned
A-32	495324.5	4413461	891.105	-90	0	87	Babi Dagi	_	Barren	97RCH-A32	abandoned
A-33	494963	4414108	842.53	-90	0	72	Babi Dagi	24	Barren	97RCH-A33	
A-34	494893.1	4413208	810.69	-90	0	108	Babi Dagi	54	Barren	97RCH-A34	
A-35	495411.7	4413804	960.938	-90	0	81	Babi Dagi	_	Barren	97RCH-A35	abandoned
A-36	495204.1	4413672	913.222	-90	0	150	Babi Dagi	_	Mineralized	97RCH-A36	abandoned
A-37	495191.8	4413947	910.695	-90	0	141	Babi Dagi	_	Low-grade	97RCH-A37	abandoned
A-38	494207.9	4413401	684.479	-90	0	60	Babi Dagi	14	Barren	97RCH-A38	
A-39	494305.9	4413744	675.081	-90	0	120	Babi Dagi	69	Barren	97RCH-A39	
A-40	495013.7	4412986	725.714	-90	0	60	Babi Dagi	24	Barren	97RCH-A40	
A-41	495236.2	4413114	775.215	-90	0	90	Babi Dagi	42	Barren	97RCH-A41	
A-42	495453.1	4413236	819.34	-90	0	77	Babi Dagi	51	Barren	97RCH-A42	
A-43	495756.6	4413720	874.38	-90	0	120	Babi Dagi	117	Low-grade	97RCH-A43	
A-44	496934.1	4415718	684.49	-90	0	93	Deli Dagi	_	Mineralized	97RCH-A44	abandoned
A-45	494879.1	4413487	851.158	-90	0	84		63	Low-grade	97RCH-A45	
A-46	494817.5	4413596	827.541	-90	0	81		60	Low-grade	97RCH-A46	
A-47	494987.9	4413548	861.242	-90	0	111		69	Low-grade	97RCH-A47	
A-48	494956.6	4413602	845.019	-90	0	96		66	Low-grade	97RCH-A48	
A-49	494894.2	4413710	825.06	-90	0	105	Babi Dagi	78	Mineralized	97RCH-A49	
A-50	495097.2	4413608	867.86	-90	0	126	Babi Dagi	108	Mineralized	97RCH-A50	
A-51	495050.2	4413439	874.259	-90	0	141		138	Mineralized	97RCH-A51	
A-52	495064.4	4413665	865.603	-90	0	129	Babi Dagi	108	Mineralized	97RCH-A52	
A-53	495173.7	4413724	900.532	-90	0	201	Babi Dagi	180	Mineralized	97RCH-A53	
A-54	495235.6	4413616	921.034	-90	0	171.4	Babi Dagi	168	Mineralized	97RCH-A54	
A-55	495125.6	4413555	886.866	-90	0	135	Babi Dagi	117	Mineralized	97RCH-A55	
A-56	495142.6	4413779	883.244	-90	0	164	Babi Dagi	117	Mineralized	97RCH-A56	
A-57	495034.3	4413511	874.442	-90	0	42	Babi Dagi	_	Mineralized	97RCH-A57	
A-58	495036.2	4413718	856.575	-90	0	135	Babi Dagi	126	Mineralized	97RCH-A58	
A-59	495113.2	4413833	858.054	-90	0	217	Babi Dagi	213	Mineralized	97RCH-A59	
A-60	494997.1	4413776	838.004	-90	0	147	Babi Dagi	141	Mineralized	97RCH-A60	
A-61	494833.8	4413820	800.838	-90	0	147	Babi Dagi	129	Mineralized	97RCH-A61	
A-62	494941.1	4413882	804.175	-90	0	159		150	Barren	97RCH-A62	
A-63	494728.5	4413755	774.447	-90	0	78		117	Low-grade	97RCH-A63	
A-64	495131.5	4414056	900	-90	0	144		138	Low-grade	98RCH-A64	
A-65	495222.4	4413892	906.59	-90	0	84		_	Low-grade	98RCH-A65	Abandoned
A-66	495223.1	4413891	906.59	-90	0	159		_	Low-grade	98RCH-A66	Abandoned
A-67	495252.7	4413837	906.59	-90	0	244.7	Babi Dagi	_	Mineralized	98RCH-A67	Abandoned
A-68	495489.7	4414183	986.36	-90	0	142		166	Barren	98RCH-A68	
A-69	495708.3	4414304	908.69	-90	0	162		_	Low-grade	98RCH-A69	Abandoned
A-70	495617.4	4414468	948.5	-90	0	76		_	Abandoned	98RCH-A70	Abandoned
A-71	495615.4	4414468	948.5	-90	0	250		_	Low-grade	98RCH-A71	
A-72	496056.4	4414712	883.116	-90	0	207		_	Low-grade	98RCH-A72	
A-73	495902	4414210	815.152	-90	0	36		_	Abandoned	98RCH-A73	
A-74	496498.1	4414956	890.012	-90	0	104		96	Barren	98RCH-A74